                    UNITED STATES                    --------------------------
          SECURITIES AND EXCHANGE COMMISSION                 OMB APPROVAL
                WASHINGTON, D.C. 20549               --------------------------
                                                     OMB Number:      3235-0101
                      FORM 144                       Expires:   August 31, 2003
                                                     Estimated average burden
        NOTICE OF PROPOSED SALE OF SECURITIES        Hours per response ... 2.0
      PURSUANT TO RULE 144 UNDER THE SECURITIES      --------------------------
                      ACT OF 1933                    --------------------------
                                                           SEC USE ONLY
      ATTENTION: Transmit for filing 3 copies
           of this form concurrently with            --------------------------
      either placing an order with a broker to       DOCUMENT SEQUENCE NO.
         execute sale or executing a sale
           directly with a market maker.             --------------------------
                                                     CUSIP NUMBER

                                                     --------------------------
                                                     WORK LOCATION

                                                     --------------------------

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 1(a) NAME OF ISSUER (Please type or print)                  (b) IRS IDENT. NO.       (c) S.E.C. FILE NO.
         HCC Insurance Holdings, Inc.                             76-0336636                 0-20766
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 1(d) ADDRESS OF ISSUER                   STREET           CITY           STATE           ZIP CODE             (e) TELEPHONE
 13403 Northwest Freeway                                  Houston         Texas            77040            ------------------------
                                                                                                            AREA CODE      NUMBERS
                                                                                                              713         690-7300
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 2(a) NAME OF PERSON FOR WHOSE ACCOUNT   (b) IRS IDENT.        (c) RELATIONSHIP   (d) ADDRESS    STREET    CITY    STATE    ZIP CODE
      THE SECURITIES ARE TO BE SOLD          NOT.                  TO ISSUER
            Stephen L. Way                 ###-##-####           Chairman & CEO   13403 Northwest Freeway, Houston, TX       77040

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

 INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

------------------------------------------------------------------------------------------------------------------------------
       3(a)                            (b)                                                    (c)                  (d)
   TITLE OF THE          NAME AND ADDRESS OF EACH BROKER            SEC USE ONLY       NUMBER OF SHARES         AGGREGATE
     CLASS OF         THROUGH WHOM THE SECURITIES ARE TO BE        ---------------      OR OTHER UNITS           MARKET
    SECURITIES         OFFERED OR EACH MARKET MAKER WHO IS          BROKER-DEALER         TO BE SOLD              VALUE
    TO BE SOLD               ACQUIRING THE SECURITIES                FILE NUMBER       (See Instr. 3(c))    (See Instr. 3(d))
------------------------------------------------------------------------------------------------------------------------------
Common Stock            Raymond James & Associates                                         350,000            $9,712,500
                        10 S. Riverside Plaza, Suite 1450                                                       Note 1
                        Chicago, IL 60606
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
         (e)                        (f)                        (g)
   NUMBER OF SHARES              APPROXIMATE                NAME OF EACH
    OR OTHER UNITS               DATE OF SALE                SECURITIES
     OUTSTANDING             (See Instr. 3(f))               EXCHANGE
  (See Instr. 3(e))           (Mo.  Day  Yr.)           (See Instr. 3(g))
------------------------------------------------------------------------------------------------
     59,026,563                   10/11/01                     NYSE
       Note 2
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INSTRUCTIONS:
   1.  (a) Name of issuer
       (b) Issuer's I.R.S. Identification Number
       (c) Issuer's S.E.C. file number, if any
       (d) Issuer's address, including zip code
       (e) Issuer's telephone number, including area code

   2. (a) Name of person for whose account the securities are to be sold
       (b) Such person's I.R.S. identification number, if such person is an entity
       (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
       (d) Such person's address, including zip code

   3.  (a) Title of the class of securities to be sold
       (b) Name and address of each broker through whom the securities are intended to be sold
       (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
       (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
       (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
       (f) Approximate date on which the securities are to be sold
       (g) Name of each securities exchange, if any, on which the securities are intended to be sold

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



SEC 1147(9-0)

                         TABLE I--SECURITIES TO BE SOLD

   Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

-----------------------------------------------------------------------------------------------------------------------------------
                                                          Name Of Person From
                                                            Whom Acquired             Amount Of
    Title Of    Date You     Nature Of Acquisition        (If gift, also give         Securities    Date Of
   The Class    Acquired          Transaction             date donor acquired)        Acquired      Payment      Nature Of Payment
-----------------------------------------------------------------------------------------------------------------------------------
 Common Stock   10/11/01   Exercise of Stock Options    HCC Insurance Holdings, Inc.   350,000      10/11/01           Cash




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

INSTRUCTIONS:
 1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

 2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

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              TABLE II--SECURITIES SOLD DURING THE PAST 3 MONTHS

     Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                Amount Of
                                                                                               Securities
   Name And Address Of Seller             Title Of Securities Sold         Date Of Sale           Sold          Gross Proceeds
------------------------------------------------------------------------------------------------------------------------------------
Stephen L. Way                                   Common Stock                9/27/01              350,000         $8,977,115
13403 Northwest Freeway
Houston, Texas 77040




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

REMARKS: NOTE 1: BASED UPON NYSE CLOSING PRICE ON 10/10/01 OF $27.75.
         NOTE 2: SHARES OUTSTANDING AS OF 8/6/01

INSTRUCTIONS:
 See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
                               October 11, 2001
                    ----------------------------------------
                                DAte of Notice
ATTENTION:
 The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.
                              /s/ Stephen L. Way
                    ----------------------------------------
                                  (Signature)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
    Any copies not manually signed shall bear typed or printed signatures.

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 ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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